                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                               ----------------

                                  SCHEDULE TO
                               (Amendment No. 2)
                                 (Rule 14d-100)
           Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
                     of the Securities Exchange Act of 1934

                              KENETECH CORPORATION
                       (Name of Subject Company (Issuer))

                                KC MERGER CORP.
                             KC HOLDING CORPORATION
                        VALUEACT CAPITAL PARTNERS, L.P.
                              VA PARTNERS, L.L.C.
                      (Names of Filing Persons (Offerors))

                   Common Stock, Par Value $.0001 Per Share,
              Together With The Associated Rights Attached Thereto
                         (Title of Class of Securities)

                                   488878109
                     (CUSIP Number of Class of Securities)

                                Jeffrey W. Ubben
                            Secretary and Treasurer
                                KC Merger Corp.
                             KC Holding Corporation
                      c/o ValueAct Capital Partners, L.P.
                               One Maritime Plaza
                                   Suite 1400
                            San Francisco, CA 94111
                                 (415) 362-3700
  (Name, Address and Telephone Number of Person Authorized to Receive Notices
                and Communications on Behalf of Filing Persons)

                                   Copies to:

                             Dennis M. Myers, Esq.
                               Kirkland & Ellis
                            200 East Randolph Drive
                               Chicago, IL 60601
                                (312) 861-2000

                           CALCULATION OF FILING FEE

 Transaction Valuation*     Amount of Filing Fee**
      $34,548,971                   $6,910

* Estimated for purposes of calculating the amount of the filing fee only. Calculated by multiplying $1.04, the per share tender offer price, by 33,220,164, the sum of (i) 31,970,164 currently outstanding shares of Common Stock sought in the Offer, (ii) outstanding options with respect to 750,000 shares of Common Stock and (iii) outstanding warrants with respect to 500,000 shares of Common Stock, in each case as of October 20, 2000.
**  Calculated as 1/50 of 1% of the transaction value.

[X] Check the box if any part of the fee is offset as provided by Rule
    0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:  $6,910               Filing Party: KC Merger Corp.
Form or Registration No.:  Schedule TO        Date Filed:  November 7, 2000

[_] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes to designate any transactions to which the statement relates:
[X] third-party tender offer subject to Rule 14d-1.
[_] issuer tender offer subject to Rule 13e-4.
[X] going-private transaction subject to Rule 13e-3.
[X] amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [_]

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1
      KC Holding Corporation

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      OO
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(D) or 2(E)                                         [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Delaware
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            11,365,458

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          0
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             0

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      11,365,458

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      Approximately 36%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      CO
------------------------------------------------------------------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      KC Merger Corp.
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      OO
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(D) or 2(E) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Delaware
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            0

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          11,365,458
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             0

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      11,365,458

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      Approximately 36%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      CO
------------------------------------------------------------------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      ValueAct Capital Partners, L.P.
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      OO
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Delaware
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            0

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          11,365,458
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             0

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      11,365,458

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      Approximately 36%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      PN
------------------------------------------------------------------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      VA Partners, L.L.C.
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      OO
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(D) or 2(D) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Delaware
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            0

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          11,365,458
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             0

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      11,365,458

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      Approximately 36%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      OO
------------------------------------------------------------------------------

     This Amendment No. 2 (the "Amendment") amends and supplements the Tender Offer Statement on Schedule TO filed by KC Merger Corp., a Delaware corporation ("Purchaser"), KC Holding Corporation, a Delaware corporation ("Parent"), and ValueAct Capital Partners, L.P., a Delaware limited partnership ("VAC") on November 7, 2000, as amended by Amendment No. 1 to Schedule TO filed on November 14, 2000 (the "Schedule TO") relating to the offer by Purchaser to purchase all outstanding shares of common stock, par value $.0001 per share, and the associated rights attached thereto (together, the "Shares"), of KENETECH Corporation, a Delaware corporation (the "Company"), at a purchase price of $1.04 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase dated November 6, 2000 (the "Offer to Purchase"), and in the related Letter of Transmittal, copies of which are attached as Exhibits (a)(1)(i) and (a)(1)(ii) to the Schedule TO (which, together with any amendments or supplements thereto, collectively constitute the "Offer"). VA Partners, L.L.C. has been added as a filing person to the Schedule TO. Capitalized terms used but not defined in this Amendment shall have the meaning assigned to them in the Offer to Purchase.

Items 1 through 9, and 11.

     Items 1 through 9, and 11 of the Schedule TO, which incorporate by reference the information contained in the Offer to Purchase, are hereby amended and supplemented by incorporating by reference therein the information set forth in the Supplement to Offer to Purchase, dated November 26, 2000.

Item 12.  Exhibits.

     Item 12 of the Schedule TO is hereby amended and supplemented by adding thereto the following:

     Exhibit No.    Description
     -----------    -----------

     (a)(1)(vii)    Supplement to Offer to Purchase, dated November 26, 2000.
     (a)(5)(vi) Pages 3 through 28 of the Quarterly Report on Form 10-Q filed by the Company for the quarterly period ended September 30, 2000 (incorporated by reference to the Form 10-Q filed by the Company on November 14, 2000).
     (c)(3) Schedule of the 823 U.S. acquisitions considered by Houlihan Lokey.
     (c)(4)         Feasibility Assessment of the Proposed Astoria Energy
                    Project.

Item 13. Information Required by Schedule 13E-3. Item numbers below refer to such items as contained in Schedule 13E-3.

     Item 2.  Subject Company Information, paragraphs (d) through (f):

     (d) The information set forth in "The Tender Offer - Price Range of Shares; Dividends" of the Offer to Purchase is incorporated herein by reference.
     (e) Not applicable.
     (f) The information set forth in "Schedule B" of the Offer to Purchase under the heading "Purchase of Shares" and in "The Tender Offer -- Certain Information Concerning Purchaser and Parent" is incorporated herein by reference.

     Item 4.  Terms of the Transaction, paragraphs (c) through (f):

     (c) Not applicable.
     (d) The information set forth in the "The Tender Offer - Appraisal Rights" and "Schedule C" of the Offer to Purchase is incorporated herein by reference.
     (e) The information set forth in "The Tender Offer - Provisions for Unaffiliated Security Holders" of the Offer to Purchase is incorporated herein by reference.
     (f) Not applicable.

     Item 5. Past Contacts, Transactions, Negotiations and Agreements, paragraphs (c) and (e):

     (c) The information set forth in the "Special Factors - Background of the Transaction; Past Contacts, Negotiations and Agreements" of the Offer to Purchase is incorporated herein by reference.
     (e) The information set forth in the "Introduction," "Special Factors - Interests of Certain Persons in the Offer and the Merger," and "The Tender Offer" of the Offer to Purchase is incorporated by reference.

     Item 6. Purposes of the Transaction and Plans or Proposals, paragraphs (b) and (c)(8):

     (b) The information set forth in the "Introduction," "Special Factors - Purposes, Alternatives, Reasons, Effects and Plans," and "The Tender Offer - The Transactions Agreements - The Merger Agreement" of the Offer to Purchase is incorporated herein by reference.
     (c)(8) The information set forth in the "Special Factors - Purposes, Alternatives, Reasons, Effects and Plans" of the Offer to Purchase is incorporated herein by reference.

     Item 7.  Purposes, Alternatives, Reasons and Effects:

     (a)-(d) The information set forth in the "Introduction," "Special Factors - Background of the Transaction; Past Contacts, Negotiations and Agreements," "Special Factors -- Purposes, Alternatives, Reasons, Effects and Plans," "Special Factors - Recommendation of the Special Committee and the Board of Directors of KENETECH; Fairness of the Transaction," "Special Factors - Reports, Opinions, Appraisals and Negotiations," and "The Tender Offer" of the Offer to Purchase is incorporated herein by reference.

     Item 8.  Fairness of the Transaction:

     (a)-(f) The information set forth in the "Introduction," "Special Factors," and "Annex A," of the Offer to Purchase is incorporated herein by reference.

     Item 9.  Reports, Opinions, Appraisals, and Negotiations:

     (a)-(c) The information set forth in the "Introduction," "Special Factors - Background of the Transaction; Past Contacts, Negotiations and Agreements,"Special Factors - Recommendation of the Special Committee and the Board of Directors of

             KENETECH; Fairness of the Transaction," "Special Factors - Position of Parent, Purchaser, VAC and Mr. Lerdal as to the Fairness of the Offer and the Merger," "Special Factors - Reports, Opinions, Appraisals and Negotiations," and "Annex A" of the Offer to Purchase and Exhibit (c)(2) of the Schedule TO is incorporated herein by reference.

     Item 10.  Source and Amounts of Funds or Other Consideration, paragraph
(c):

     (c) The information set forth in "Special Factors - Reports, Opinions, Appraisals and Negotiations" and "The Tender Offer - Fees and
         Expenses" of the Offer to Purchase is incorporated herein by reference.

     Item 12.  The Solicitation or Recommendation, paragraphs (d) and (e):

     (d)-(e) The information set forth in the "Introduction," "Special Factors - Background of the Transaction; Past Contacts, Negotiations and Agreements," "Special Factors - Purposes, Alternatives, Reasons, Effects and Plans," "Special Factors -- Recommendation of the Special Committee and the Board of Directors of KENETECH; Fairness of the Transaction," "Special Factors - Interests of Certain Persons in the Offer and the Merger," and "The Tender Offer" of the Offer to Purchase is incorporated herein by reference.

     Item 14. Persons/Assets, Retained, Employed, Compensated or Used, paragraph (b):

     (b) No officer, class of employees or corporate assets of the Company will be utilized by Purchaser, Parent or VAC in the Offer.

     After due inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: November 27, 2000            Schedule TO, Schedule 13E-3 and Schedule 13D

                                    KC MERGER CORP.

                                    By: /s/ Jeffrey W. Ubben
                                        Name:  Jeffrey W. Ubben
                                        Title: Secretary/Treasurer

                                    KC HOLDING CORPORATION

                                    By: /s/ Jeffrey W. Ubben
                                        Name:  Jeffrey W. Ubben
                                        Title: Secretary/Treasurer

                                    VALUEACT CAPITAL PARTNERS, L.P.

                                    By:   VA Partners, L.L.C.
                                    Its:  General Partner

                                    By: /s/ Jeffrey W. Ubben
                                        Name:  Jeffrey W. Ubben
                                        Title: Managing Member

                                    VA PARTNERS, L.L.C.

                                    By: /s/ Jeffrey W. Ubben
                                        Name:  Jeffrey W. Ubben
                                        Title: Managing Member